Catan Pisco



LETTER ⌄

Dear investors,

2024 proved to be a challenging year filled with valuable learning experiences, significant wins, and a collaborative partnership that has been imperative for our strategic growth. Not closing on an international account this year contributed to a drop in our overall case sales. However, exiting the Chilean market in 2024 proved advantageous, allowing me to focus my energy on the Illinois market, resulting in a substantial increase in case sales of almost 27%! This is a HUGE growth increase in the Illinois market, and I owe much of this success to my amazing Brand Ambassadors and the 'MomBassadors' team. We successfully executed a total of 130 events in 2024, and I am excited to continue growing my team for an aggressive push in 2025. Our partnership with our California distribution has also ended, as we are seeking a more traditional distribution model with a sales team. In the interim, we will be working with LibDib to continue fulfilling our Total Wine & More accounts and existing retailers in the market. The California market has proven to be quite a challenge, and we are actively seeking a new distribution partner. We are excited to be entering the Florida market this summer with a boutique distribution team, and we are diligently working on several international potential deals. Speaking of international, I am thrilled to announce our new strategy with Chile! Although it was a difficult decision to exit the Chilean market in 2024, it allowed me to conduct a deeper dive into market research, our brand strategy, and our pricing model. With that insight, I am SO EXCITED to announce that Catan Pisco has officially re-entered the Chilean market with our new distribution partners, Inicio Distributors, in an exclusive partnership. As the very first Chilean woman to found a pisco brand in Chilean history, Inicio is elated to have us in their portfolio and will focus their efforts on effectively marketing our brand story and award-winning recipe. They will also proudly highlight that we are THE FIRST pisco brand owned and founded by a woman. We are thrilled about this partnership and cannot wait to see our growth in Chile.I want to make sure everyone is aware that I am still the ONLY full-time employee at Catan Pisco, but I am now ready to shift gears and focus on scaling—SCALE, SCALE, SCALE! So, this is my request: If any of you have access to additional capital, introductions to angel investors, or even ideas on potential opportunities, I would greatly appreciate your support.I am both humbled and thrilled by the lessons I have learned in 2024, and I am excited to see what 2025 has in store for us as we work together to take Catan Pisco to new heights! Thank you so much for your continued support, and here's to an incredible year ahead! Salud!Your,Pisco Girl, Catalina

We need your help!

I'm seeking introductions to potential investors who can help elevate Catan Pisco with a stronger capital infusion. Additionally, it

would be extremely helpful if each investor would truly champion the brand by requesting it at every bar and restaurant they visit. Supporting our brand through purchasing bottles for annual gifts, holiday presents, and the simple act of bringing a bottle to dinner parties would also be immensely beneficial. Introductions to bar owners, restaurant connections and any retailer buyers would be so very helpful as well to grow in the market with new placements throughout our distributed states.

Sincerely,

Catalína Gaete-Bentz

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

We grew in the Illinois Market by almost 27% in comparison to 2023.

Catan Pisco's Brand Ambassador ("MomBassador" program) team has grown and we collectively executed 130 successful events.

Catan Pisco's Limited Edition PRIDE BOTTLES production round is

complete and will be imported just in time for PRIDE 2025!

☹ The Bad

We didn't close on any international accounts.

Pulling out of the Chilean Market was challenging. More intense market research was needed for a more strategic re-entry.

Funding. I was hoping I would have raise more capital with Wefunder, but am looking forward to possibly a round 2.

2024 At a Glance

January 1 to December 31



$67,079 [11%]
Revenue



-$63,794
Net Loss



$18,489 [36%]
Short Term Debt



$106,633
Raised in 2024



$11,000
Cash on Hand
As of 03/ 1/25



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$75,536

$67,079

-$29,599

-$63,794

2023

2024

Net Margin: -95%   Gross Margin: 62%   Return on Assets: -52%   Earnings per Share: -$0.05

Revenue per Employee: $67,079   Cash to Assets: 17%   Revenue to Receivables: 393   Debt Ratio: 23%

📄 2023_Catan_Pisco_Financial_Report.docx.pdf   📄 Catan_Pisco_Financial_Report.pdf

📄 BS_4th_qtr_2024.pdf   📄 CF_4th_qtr_2024.pdf   📄 Rev_compare_4th_qtr_2024.pdf

📄 Equity_4th_qtr_2024.pdf   📄 IS_4th_qtr_2024.pdf   📄 Notes_4th_qtr_2024.pdf

📄 Case_revenue_4th_qtr_2024.pdf   📄 Case_Usage_4th_qtr_2024.pdf

We  Our 72 Investors

Thank You For Believing In Us

James Walk	David Ross Boswell III	Nancy Ramos	Marcella Simpson	Roderick Herron	Scott Fetters
Jacqueline Leonard	Sai Kumar Yerubandi	Rachel Canada	Juan Heredia	Valentina Gaete	Shelby White
Adam Field	Christopher Vestin	Steven GOULD	Allison Blaylock	M. Kevin Harris	Kimber Spradlin
Brian Jimenez	De Anna Spoerl	Matt Fiedler	Edward Sean Devlin	David Posocco	Gregory Gawel
Lisa Grinstead	Dvisha Patel	Omar Luna	Neva West	Martin Beard-Coles	Ron Bockstahler
Diane Yetter	Angela Cerda	Matthew King	Brooke Lapides	Jennifer Olvera	Jessica Petersen
Carol Faith	Karen Kyster	Randy Leo Vittetoe	Daniel Schulman	Francisco Hernandez	Anna Maria Viti-Welch
Josh Franco	Jed Brewer	Joanne Giraldo (Jossy)	Jennifer Larson	Sarah Magner	Tania Haigh
Kevin Kiefer	Warren Wilcox	Chris Stalzer	Derald Tucker	Jeet Madeyanda	Vince Kozlowicz Jr
Valerie Blume	Rebecca Sumner...	Loretha Diane Phidd...	Kristen LYONS	Marielena Mendoza	Adriana Mendoza
Katherina Reyes	Jc Montenegro	Allister Gibbons	Tim Mouck	Rebecca Danzer	Dorothy Anne Gunia
Allison Cummins					

Thank You!

From the Catan Pisco Team



Catalina Gaete-Bentz 🔗

Founder & CEO

First Chilean Female Founder of America's First Pisco Brand, Catan Pisco. Current valuation $2.1M. Hospitality industry expert. MPA from CSULB.



Brian S 🔗

Advisory Board Member/Investor

VP of Engineering. 25 years of startup and enterprise experience and holder of several US patents. The multi-awardin...



Greg Russell 🔗

Advisory Board Member/Investor

Technology entrepreneur and 20+ year CEO of a five time Inc. 5000 software company serving Fortune 500 clients. Catan is a...



Robert Paul 🔗

Advisory Board Member/Investor

Over 45 years of practicing law. Successful restaurant & bar owner. Spirits enthusiast with worldly knowledge and enjoys...

Details

The Board of Directors

Director	Occupation	Joined
Catalina Gaete	Founder & CEO @ Catan Pisco	2018

Officers

Officer	Title	Joined
Catalina Gaete	CEO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Catalina Gaete	972,286 Common A Units	96.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2018	$20,000		Other
02/2022	$13,600		Other
07/2024	$106,633		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Roxanna Gaete ❓	08/15/2018	$20,000	$0 ❓	%		
SBA ❓	02/07/2022	$13,600	$11,743 ❓	3.75%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Unit	1,000,000	1,000,000	Yes
Class B Unit	164,000	164,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity

as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Changes to Chilean pisco regulations, protected designation of origin geographic restrictions, production methods, grape varietals, export procedures, or other specifications could require production changes or limit export capabilities. Failure to comply may prohibit use of the pisco designation.

As a recently launched brand, Catan Pisco has no operating history to effectively evaluate business prospects. Sales may substantially differ from projections. Management may prove incapable of scaling operations as expected.

Working capital constraints may negatively influence inventory levels, marketing capability, new market expansion, staffing, consumer discounts and allowances, and supplier payment flexibility. Access to future financing is not guaranteed.

Results can fluctuate seasonally based on tourism, holidays, agricultural harvests, and distributor/retailer inventory adjustments. Weather events, arrived damaged product, production downtime, and other inconsistencies may influence intraperiod results.

Variations in United States federal, state, or municipal regulations surrounding alcohol sale, distribution, labeling, trade practice, shipping, and taxation may restrict or eliminate certain sales channels, restrict shipping abilities, or increase production and sales costs. We may fail to comply with varied regulations across thousands of jurisdictional authorities.

Trade partnerships between governments, including withdrawal from existing agreements or failure to enact new arrangements, may introduce export/import tariffs, quotas, or duties that raise production costs and market access barriers.

Reliance on fair trade certified grape growers in the Ovalle region creates concentration risk; climate change, water scarcity, fires, crop disease, soil depletion, natural disasters, or labor shortages could significantly limit grape supply. Grape costs may rise materially.

Input materials including glass, closures, labeling, and packaging originate from single providers with limited alternate sourcing capabilities. Inability to source these materials may prevent product delivery.

Global economic disruption, port congestion, shipping capacity reduction, fuel costs and price increases may negatively influence transport expenses and margin.

Over 400 existing pisco brands and low barriers to entry could enable new entrants to erode Catan's market share. First mover advantage may provide outsized resources for early category leaders to invest in brand awareness and loyalty programs, making it difficult for Catan to capture shelf space and consumer adoption.

Pricing pressure from other spirit categories like vodka and tequila may hamper sales goals or require reduction of pricing levels below break-even profitability.

Consolidation among distributors or retailers may concentrate purchasing decisions to a smaller set of buyers, increasing relevance of bulk orders from a few major retail chains. Loss

of any such key account could significantly reduce revenue.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share

similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Catan Pisco & Co., LLC

Illinois Limited Liability Company
Organized August 2018
1 employees
1009 Lathrop Ave.
Forest Park IL 60130 https://www.catanpisco.com

Business Description

Refer to the Catan Pisco profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Catan Pisco is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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